CUSIP NO. 92763W103	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No.2)

Vipshop Holdings Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

Two Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

André Levi
c/o DCM
2420 Sand Hill Road, Suite 200
Menlo Park, CA 94025
(650) 233-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

August 19, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 92763W103	13D	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,231,361 ordinary shares (“Ordinary Shares”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

6,231,361 Ordinary Shares, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,231,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
145,253 Ordinary Shares, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
145,253 Ordinary Shares, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,407,558 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V and 15,472 American Depositary Shares (“ADSs”) are directly owned by GP V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,407,558 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V and 15,472 ADSs are directly owned by GP V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,407,558 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V and 15,472 ADSs are directly owned by GP V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,407,558 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V and 15,472 ADSs are directly owned by GP V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,407,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,529,660 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,538,460 ADSs, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,529,660 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,538,460 ADSs, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,529,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
5,538,860 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,543,060 ADSs, of which 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
5,538,860 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,543,060 ADSs, of which 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 8 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐[ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,538,860 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,543,060 ADSs, of which 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
5,538,860 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,543,060 ADSs, of which 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 9 of 15

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
11,946,418 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V, 15,472 ADSs are directly owned by GP V, 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund, 4,600 ADSs are directly owned by Hybrid Fund DGP. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
11,946,418 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V, 15,472 ADSs are directly owned by GP V, 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund, 4,600 ADSs are directly owned by Hybrid Fund DGP. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,946,418
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 10 of 15

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
11,946,418 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V, 15,472 ADSs are directly owned by GP V, 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund, 4,600 ADSs are directly owned by Hybrid Fund DGP. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
11,946,418 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V, 15,472 ADSs are directly owned by GP V, 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund, 4,600 ADSs are directly owned by Hybrid Fund DGP. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,946,418
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 11 of 15

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
11,946,418 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V, 15,472 ADSs are directly owned by GP V, 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund, 4,600 ADSs are directly owned by Hybrid Fund DGP. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
11,946,418 Ordinary Shares, of which 6,231,361 Ordinary Shares are directly owned by DCM V, 145,253 Ordinary Shares are directly owned by Aff V, 15,472 ADSs are directly owned by GP V, 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,946,418
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 12 of 15

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 332 Ordinary Shares represented by 166 ADSs.
6

SHARED VOTING POWER
5,538,860 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,543,060 ADSs, of which 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 332 Ordinary Shares represented by 166 ADSs.
8	SHARED DISPOSITIVE POWER

5,538,860 Ordinary Shares represented by 2,452,740 Ordinary Shares and 1,543,060 ADSs, of which 2,452,740 Ordinary Shares and 1,538,460 ADSs are directly owned by Hybrid Fund and 4,600 ADSs are directly owned by Hybrid Fund DGP. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,539,192
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 13 of 15

This Amendment No. 2 supplements and amends the Schedule 13D that was originally filed on March 28, 2012, as amended March 14, 2013 (as amended, the “Original Schedule 13D”), and is being filed by the Reporting Persons with respect to the Ordinary Shares of Vipshop Holdings Limited, a Cayman Islands limited company (the “Company”), to report the distribution of an aggregate 4,000,000 Ordinary Shares of the Company in the form of 2,000,000 ADSs to the various partners of certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following statement:

On August 19, 2013, DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 4,000,000 Ordinary Shares of the Company represented by 2,000,000 ADSs in a pro rata in-kind distribution to their respective partners.  On August 19, 2013, the closing price of the ADSs on the New York Stock Exchange was $43.21.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Ordinary Shares in this Schedule 13D/A are based upon 110,648,469 Ordinary Shares stated to be outstanding as of June 30, 2013 in the Company’s Second Quarter 2013 Financial Results filed with the Securities and Exchange Commission on August 14, 2013.

(c) There were no transactions by the Reporting Persons of the Company’s Ordinary Shares or ADSs during the past 60 days other than as described below.

On August 19, 2013, DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate of 4,000,000 Ordinary Shares of the Company represented by 2,000,000 ADSs in a pro rata in-kind distribution to their respective partners. On August 19, 2013, the closing price of the ADSs on the New York Stock Exchange was $43.21.

CUSIP NO. 92763W103	13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2013

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP NO. 92763W103	13D	Page 15 of 15

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran

Peter W. Moran

/s/ Thomas Blaisdell

thomas Blaisdell

/s/ Jason Krikorian

JASON KRIKORIAN